

October 31, 2013

Via e-mail

Eric Lipar
Chief Executive Officer
LGI Homes, Inc.
1450 Lake Robbins Drive, Suite 430
The Woodlands, Texas, 77380

> **Re: LGI Homes, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Submitted October 30, 2013**
> **File No. 333-190853**

Dear Mr. Lipar:

Please respond to this letter by providing the requested information and submitting an amended registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

Summary, page 1

1. Please disclose that information about your competitive position with respect to your private homebuilder peers is limited.

Exhibit 21.1

2. Please revise your list of subsidiaries to remove companies that are not currently your subsidiaries, such as the LGI-GTIS joint ventures.

Eric Lipar
LGI Homes, Inc.
October 31, 2013
Page 2

       You may contact Tracey McKoy at (202)551-3772 or Jeanne Baker at (202)551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

          Sincerely,

          /s/ Craig E. Slivka, for

          Pamela A. Long
          Assistant Director

CC: Via E-mail
       Norman Miller, Esq.
       Winstead PC